Exhibit 99.12

Rio Tinto

Notice of annual general meeting 2009

Focusing on our strengths

This document is important and requires your immediate attention. Please read it straight away. If you have any doubts about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately.
If you have sold or transferred all your shares in Rio Tinto Limited, please hand this document, together with the accompanying documents, at once to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.
The annual general meeting will be held at 9.30am on Monday 20 April 2009 in the Grand Ballroom of the Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, New South Wales.

Letter from the chairman

Rio Tinto Limited
(ABN 96 004 458 404)
120 Collins Street
Melbourne 3000
16 March 2009
Dear Shareholder
I am pleased to invite you to Rio Tinto Limited’s 2009 annual general meeting, which will be held at 9.30am on Monday 20 April 2009 in the Grand Ballroom of the Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, New South Wales.
     You may be aware from recent press coverage that your board has announced that it is unanimously recommending to shareholders a transaction with Aluminum Corporation of China (“Chinalco”), a leading Chinese diversified resources company.
     The transaction will create a pioneering strategic partnership through the formation of joint ventures in aluminium, copper and iron ore, as well as the issue of convertible bonds to Chinalco which would, if converted, allow Chinalco to increase its existing shareholding in Rio Tinto.
     As a shareholder, you will be asked to vote on this proposal at a separate extraordinary general meeting expected to be convened in mid 2009. Before we ask you to vote, we will send you details of the proposal, including an independent expert’s appraisal, and information on how to vote your shares. Further details of the transaction are outlined on page 14 of the 2008 Annual Report.
     In the meantime, this notice of meeting and the resolutions to be proposed address matters normally addressed at the annual general meeting. The formal notice of meeting is set out on pages 2 and 3 and full explanatory notes on each resolution may be found on pages 5 to 12.
     At the meeting there will be an opportunity for shareholders to ask questions on each resolution. However, I intend to keep discussions focussed on each of the resolutions as it arises and will take questions on the Annual report and financial statements when we are considering that item of business at the meeting.
     Your directors are unanimously of the opinion that all the resolutions to be proposed at the annual general meeting are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions, as they intend to do in respect of their own beneficial holdings, other than resolution 9 from which they will abstain from voting as directors are not permitted to vote in respect of any matter in which they are deemed to have an interest.
     The parallel Rio Tinto plc meeting this year will take place on 15 April 2009. The overall results will be announced to the relevant stock exchanges and posted on our website after the Rio Tinto Limited meeting. The results may also be obtained from Rio Tinto Limited’s Share Registry after 20 April 2009 using the contact details on the final page of this document.
     Your participation in the annual general meeting is important to Rio Tinto. If you plan to attend the meeting, to assist staff with registration and admission, please complete and return the enclosed attendance card. If you are unable to attend, please complete and submit a proxy form. Submitting a proxy form will ensure your vote is recorded but will not prevent you from attending and voting at the meeting itself.
     The board and I look forward to your participation at the annual general meeting next month.
Yours sincerely
Paul Skinner
Chairman

Rio Tinto 2009 Notice of annual general meeting      1

2009 Notice of meeting

Notice is hereby given that the annual general meeting of Rio Tinto Limited will be held in the Grand Ballroom of the Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, New South Wales on Monday 20 April 2009 at 9.30am for the following purposes:
Ordinary business
Resolution 1 – Receipt of reports and financial statements
To receive the Company’s financial report and the reports of the directors and auditors for the year ended 31 December 2008.
Resolution 2 – Approval of the Remuneration report
To approve the Remuneration report for the year ended 31 December 2008 as set out in the 2008 Annual report.
Resolution 3 – To elect Jan du Plessis as a director.
Resolution 4 – To re-elect Sir David Clementi as a director.
Resolution 5 – To re-elect Sir Rod Eddington as a director.
Resolution 6 – To re-elect Andrew Gould as a director.
Resolution 7 – To re-elect David Mayhew as a director.
Resolution 8 – Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration
To re-appoint PricewaterhouseCoopers LLP as auditors of Rio Tinto plc to hold office until the conclusion of the next annual general meeting at which accounts are laid before Rio Tinto plc and to authorise the Audit committee to determine the auditors’ remuneration.
Special business
Resolution 9 – Non executive directors’ fees
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
“That:
(a)	Rules 89 to 91 (inclusive) of the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘A’ and initialled by the chairman); and

(b)	Articles 75 to 78 (inclusive) of the articles of association of Rio Tinto plc be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘B’ and initialled by the chairman).”
Resolution 10 – Renewal of authority to buy back shares held by Rio Tinto plc
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution:
“That approval is hereby given to buybacks by Rio Tinto Limited of Ordinary Shares from Tinto Holdings Australia Pty Limited (“THA”) in the period following this approval until (and including) the date of the Rio Tinto Limited 2010 annual general meeting or 19 April 2010 (whichever is the later) upon the terms and subject to the conditions set out in the draft buyback agreement between Rio Tinto Limited and THA (entitled ‘2009 RTL-THA Agreement‘), a copy of which has been produced to the meeting and is for the purpose of identification marked ‘C’ and initialled by the chairman.”
Resolution 11 – Amendments to the Rio Tinto Limited constitution and adoption and amendment of new Rio Tinto plc articles of association
To consider and, if thought fit, pass the following resolution, which will be proposed as a special resolution on which the holder of the Special Voting Share shall be entitled to vote in accordance with rule 74(c)(i) of Rio Tinto Limited’s constitution:
“Subject to the consent in writing of the holder of the Special Voting Share:
(a)	that with effect from the close of the annual general meeting of Rio Tinto Limited held in 2009:
(i)	the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘D’ and initialled by the chairman); and

(ii)	the articles of association of Rio Tinto plc produced to the meeting (as amended pursuant to resolution 9 if passed and is for the purpose of identification marked ‘E’ and initialled by the chairman) be adopted as the articles of association of Rio Tinto plc in substitution for, and to the exclusion of, the existing articles of association; and
(b)	that with effect from 00.01 am GMT on 1 October 2009:
(i)	the constitution of Rio Tinto Limited be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘F’ and initialled by the chairman);

(ii)	the articles of association of Rio Tinto plc be amended by deleting all of the provisions of Rio Tinto plc’s memorandum of association which, by virtue of section 28 of the UK Companies Act 2006, are to be treated as part of Rio Tinto plc’s articles of association;

2     Rio Tinto 2009 Notice of annual general meeting

(iii)	the articles of association of Rio Tinto plc be amended by deleting all provisions referred to in paragraph 42 of schedule 2 of the UK Companies Act 2006 (Commencement No 8, Transitional Provisions and Savings) Order 2008 (Statutory Instrument 2008 No 2860); and

(iv)	the articles of association of Rio Tinto plc be amended as set out in the document which has been produced to the meeting (and is for the purpose of identification marked ‘G’ and initialled by the chairman).”
By order of the board
Stephen Consedine
Company secretary
120 Collins Street
Melbourne Victoria 3000
16 March 2009

Rio Tinto 2009 Notice of annual general meeting      3

Notes

For the purposes of the Corporations Act, Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 9.30am Australian Eastern Standard Time on Saturday, 18 April 2009 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time.
A proxy form accompanies this notice of meeting. A member entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a member of Rio Tinto Limited. Where a member wishes to appoint two proxies, please follow the directions on the proxy form.
A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy’s percentage of voting rights, each proxy may exercise half the member’s votes. Fractions of votes will be disregarded. To be valid, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia), by 9.30am Australian Eastern Standard Time on Saturday, 18 April 2009.
Proxy lodgement online: Shareholders can also lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you lodge it in accordance with the instructions on the website.
The voting arrangements for shareholders under the Rio Tinto Group’s dual listed companies structure are explained in the ‘Shareholder Information’ section of the 2008 Annual report.
Of the resolutions proposed at this year’s meeting, resolution 10 will be put to Rio Tinto Limited shareholders only. Resolution 11 will require separate special resolutions of the public shareholders of both Companies. Each of the remaining resolutions will be dealt with under the joint electoral procedure.
A copy of the following documents may be inspected at Rio Tinto Limited’s registered office during normal business hours on any business day from the date of this notice of meeting until the close of Rio Tinto Limited’s annual general meeting on Monday, 20 April 2009, and also at the Grand Ballroom of the Sofitel Sydney Wentworth, 61-101 Phillip Street, Sydney, New South Wales for at least 15 minutes prior to and during Rio Tinto Limited’s annual general meeting and are also available on the Rio Tinto website:
(a)	a copy of Rio Tinto Limited’s current constitution;

(b)	a copy of Rio Tinto Limited’s current constitution marked to show the proposed amendments pursuant to resolution 9;

(c)	a copy of Rio Tinto Limited’s constitution (incorporating the amendments pursuant to resolution 9), marked to show the proposed amendments pursuant to resolution 11(a);

(d)	a copy of Rio Tinto Limited’s constitution (incorporating the amendments pursuant to resolutions 9 and 11(a)), marked to show the proposed amendments pursuant to resolution 11(b);

(e)	a copy of the existing articles of association of Rio Tinto plc;

(f)	a copy of the articles of association of Rio Tinto plc marked to show the proposed amendments pursuant to resolution 9;

(g)	a copy of the proposed new articles of association of Rio Tinto plc as proposed to be adopted pursuant to resolution 11(a) (including the provisions as amended pursuant to resolution 9), marked to show the differences between the current articles of association and the proposed new articles of association;
(h)	a copy of the proposed new articles of association of Rio Tinto plc marked to show the proposed amendments pursuant to resolution 11(b); and

(i)	a copy of the proposed buyback agreement between Rio Tinto Limited and THA (entitled ‘2009 RTL-THA Agreement’) for the off-market purchase of up to all the shares held by THA.
Shareholders eligible to vote at this meeting may submit written questions to the auditors, PricewaterhouseCoopers, to be answered at the meeting, provided the question is relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2008. Written questions must be received by no later than 5.00pm Australian Eastern Standard Time on Thursday, 9 April 2009. A list of qualifying questions will be made available to shareholders attending the meeting.
Any written questions to the auditors should be sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia).

4     Rio Tinto 2009 Notice of annual general meeting

Explanatory notes

Explanatory notes on the resolutions to be proposed at the 2009 annual general meeting.
Resolution 1 – Receipt of reports and financial statements
The directors are required by the Corporations Act to present the financial report, the Directors’ report and the Auditors’ report to the meeting. These can be viewed on the Rio Tinto website: www.riotinto.com.
Resolution 2 – Approval of the Remuneration report
Shareholders are asked to approve the Remuneration report. A copy of the report is set out on pages 141 to 157 of the 2008 Annual report, which can be found on the Rio Tinto website.
Resolutions 3 to 7 – Election and re-election of directors
Under Rio Tinto Limited’s constitution, any director appointed by the directors as an additional director holds office only until the next annual general meeting. Jan du Plessis was appointed as a non executive director of Rio Tinto effective as of 1 September 2008 and, in accordance with the constitution, retires and offers himself for election.
Under Rio Tinto Limited’s constitution, any director who is elected by shareholders at the first annual general meeting after their appointment must thereafter retire at least once every three years and, if they so wish, offer themselves for re-election. This is known as retirement by rotation. In addition, it is also a requirement of the constitution that at least one third of the board retire by rotation at each annual general meeting. Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew retire by rotation this year and, being eligible, offer themselves for re-election.
Non executive directors are normally expected to serve two terms of three years each and, except where special circumstances justify it, would not normally serve more than three such terms. David Mayhew has served three terms of three years. To assist the board during a period of corporate transition, at the request of the board, he has agreed to stand for re-election. Under provision A.7.2 of the UK Combined Code on Corporate Governance, directors who serve for longer than nine years must stand for re-election every year. It is anticipated he will retire at the conclusion of the 2010 annual general meetings.
The board has adopted a policy on directors’ independence. Applying the policy, the board is satisfied that Jan du Plessis, Sir David Clementi, Sir Rod Eddington and Andrew Gould continue to be independent. David Mayhew, who is chairman of one of Rio Tinto plc’s stockbrokers, is not considered independent. Following a formal performance evaluation as described in the Corporate Governance section of the 2008 Annual report, the board is satisfied that the directors’ performance continues to be effective and demonstrates commitment to Rio Tinto. The board therefore recommends the election of Jan du Plessis and the re-elections of Sir David Clementi, Sir Rod Eddington, Andrew Gould and David Mayhew. Brief biographical details are given below. Full details are provided in the 2008 Annual report and on the Rio Tinto website.
Jan du Plessis joined Rio Tinto as a non executive director in September 2008. Jan was appointed chairman of the board of British American Tobacco plc in July 2004, having been a non executive director since his appointment to that company’s board in 1999. He is also a non executive director of Marks and Spencer Group plc and Lloyds Banking Group plc where he is chairman of the audit committee. He was previously group finance director of Richemont and chairman of RHM plc. Jan has degrees in commerce and law from the University of Stellenbosch, South Africa and is a South African chartered accountant.
Jan’s considerable experience as chairman and non executive director of several large publicly listed companies enables him to make a substantial contribution to the board and its committees and he is recommended for election.
Sir David Clementi has been a director of Rio Tinto since 2003 and is chairman of the Audit committee. Sir David was chairman of Prudential plc until December 2008, prior to which he was Deputy Governor of the Bank of England. He is a non executive director of Foreign & Colonial Investment Trust PLC. His earlier career was with Kleinwort Benson where he spent 22 years holding various positions including chief executive and vice chairman. A graduate of Oxford University and a qualified chartered accountant, Sir David also holds an MBA from Harvard Business School.
Sir David has many years experience in the financial services industry and, as a former chairman of a large publicly listed company, is able to make a substantial contribution to the board and its committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Sir Rod Eddington has been a director of Rio Tinto since 2005. Sir Rod was chief executive of British Airways Plc until September 2005. Prior to that role, Sir Rod was managing director of Cathay Pacific Airways from 1992 until 1996 and executive chairman of Ansett Airlines from 1997 until 2000. He is a non executive director of News Corporation plc, non executive chairman of JP Morgan Australia and New Zealand, a director of Allco Finance Group Limited, chairman of Infrastructure Australia and is the chairman designate of the ANZ Banking Group Limited.
Due to Sir Rod’s considerable international experience in large high profile companies he is able to make a substantial contribution to the board and its committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Andrew Gould has been a director of Rio Tinto since 2002 and senior independent director and chairman of the Remuneration committee since 2008. Andrew is chairman and chief executive officer of Schlumberger Limited, where he has held a succession of financial and operational management positions, including that of executive vice president of Schlumberger Oilfield Services and president and chief operating officer of Schlumberger Limited. He has worked in Asia, Europe and the US. He joined Schlumberger in 1975. He holds a degree in economic history from Cardiff University and qualified as a chartered accountant with Ernst & Young.
Andrew’s experience as chairman and chief executive of a global resources-related company enables him to make a substantial contribution to the board and its committees. Based upon a positive evaluation of his performance, he is recommended for re-election.
David Mayhew has been a director of Rio Tinto since 2000. He has been the chairman of the Cazenove Group Limited since 2001. He joined Casenove in 1969 from Panmure Gordon. In 1972 he became the firm’s dealing partner and was subsequently responsible for the Institutional Broking Department and from 1986 until 2001 he was partner in charge of the firm’s Capital Markets Department. In 2005 he became chairman of JPMorgan Cazenove Holdings Limited.

Rio Tinto 2009 Notice of annual general meeting      5

Explanatory notes continued

David has extensive experience in the financial services industry and, as chairman of a major brokerage house, provides a significant contribution to the board and its committees. Based on a positive evaluation of his performance, he is recommended for re-election.
Resolution 8 – Re-appointment of auditors of Rio Tinto plc and auditors’ remuneration
Under English company law, Rio Tinto plc is required at each general meeting at which financial statements are laid to appoint auditors who will remain in office until the next general meeting at which financial statements are laid. Under Rio Tinto Limited’s constitution the appointment of Rio Tinto plc’s auditors is a joint decision matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders since the dual listed companies structure was established in 1995. PricewaterhouseCoopers LLP have expressed their willingness to continue in office for a further year. PricewaterhouseCoopers remain the auditors for Rio Tinto Limited. In accordance with English company law and corporate governance best practice, shareholders are also asked to authorise the Audit committee to determine the auditors’ remuneration.
Resolution 9 – Non executive directors’ fees
This resolution amends the provisions of Rio Tinto Limited’s constitution and Rio Tinto plc’s articles of association that deal with the remuneration which the non executive directors may receive (whether in their capacity as directors of Rio Tinto Limited or as directors of Rio Tinto plc) in aggregate in any one year (the “aggregate annual remuneration cap”).
What are the effects of the amendments?
Consistent with practice in the United Kingdom, under the existing Rio Tinto plc articles of association, payments to the chairman and any deputy chairman are not included with other non executive directors’ remuneration for the purpose of the aggregate annual remuneration cap. Similarly, payments for serving on committees of the board and travel allowances are excluded. The effect of the proposed amendments is that the aggregate annual remuneration cap will in future include these payments, fees and allowances paid to non executive directors.
The current aggregate annual remuneration cap is insufficient to accommodate these significant additional components as well as allowing for future market-based adjustments to directors’ fees and the potential appointment of new directors. It is therefore proposed to amend the constitution and the articles of association so that there is a single aggregate annual remuneration cap of £3,000,000, denominated in a single currency (sterling).
The existing limit in the Rio Tinto Limited constitution is A$2,000,000 and in Rio Tinto plc’s articles of association is £750,000, which have remained unchanged since the 2002 annual general meetings of Rio Tinto Limited and Rio Tinto plc. At the current exchange rate, this represents an increase to the existing limit in the Rio Tinto Limited constitution of approximately A$4,700,000.
Inclusions in the aggregate remuneration Reflecting the dual listed companies’ structure, the proposed new rule 89 of the Company’s constitution continues to provide that the aggregate annual sum available to be paid as remuneration to the non executive directors for their services includes both remuneration for their services as non executive directors of the Company and as non executive directors of Rio Tinto plc. This will include the following components:
•	Chairman and deputy chairman fees: Under the proposed new rules, payments to the chairman and any deputy chairman of the Group will be included within the new aggregate annual remuneration cap, regardless of whether the remuneration is paid by Rio Tinto plc or by Rio Tinto Limited.

•	Superannuation: Rio Tinto does not pay retirement benefits or allowances to non executive directors. Where the payment of superannuation is required under the Australian statutory superannuation guarantee charge, this is deducted from the non executive director’s overall fee entitlements and will continue to be part of the aggregate annual remuneration cap.

•	Committee fees: Rio Tinto believes that service on its board committees (the Audit committee, Remuneration committee, Nominations committee and Committee on social and environmental accountability) should be treated as part of the normal duties of a director, and any remuneration paid to directors for that service should therefore be included in the calculation of the aggregate annual remuneration cap. Thus, they will be taken into account under the new rule 89.

•	Overseas meeting allowances: Under the new rule 89, these allowances will be taken into account in the aggregate annual remuneration cap.
Exclusions from aggregate remuneration
Consistent with the law and practice in the United Kingdom and Australia, certain payments that may be made to non executive directors are excluded from the calculation of the aggregate annual remuneration cap, including:
•	reimbursement of travelling and other expenses incurred in attending meetings of the board or general meetings or on other business of the Company; and

•	payments made under rule 144 of Rio Tinto Limited’s constitution or article 143 of Rio Tinto plc’s articles of association (which permit the payment of directors’ and officers’ insurance premiums and permit officers to be indemnified against liability incurred in discharging their duties as directors, in each case to the extent permitted by applicable law).
Allocation of aggregate remuneration
The maximum aggregate amount of remuneration is the amount from which all the non executive directors, including the chairman, are paid and is not the amount payable to each non executive director. The maximum aggregate amount may not be fully exhausted each year as it is set to allow for the potential appointment of additional non executive directors and for future fee adjustments in line with market movement.
All elements of the remuneration of directors are disclosed in detail in the Remuneration report, which has been approved by shareholders each year since 2002.
The fees are set to reflect the appropriate level of remuneration required to attract and retain directors with the necessary skills and experience for the Rio Tinto board. The board’s policy is to pay non executive directors at market rates for comparable companies for the time commitment and responsibilities involved.
Removal of retirement benefits
Rio Tinto does not pay retirement benefits to non executive directors, although this is still permitted under current rule 91 of Rio Tinto Limited’s constitution and an equivalent provision of Rio Tinto plc’s articles of association. It is now widely accepted that the payment of retirement benefits to non executive directors in addition to directors’ fees is not consistent with current corporate governance best practice. Accordingly, the proposal will also delete rule 91 in Rio Tinto Limited’s constitution, the effect of which will be to remove the ability to pay future retirement benefits to non executive

6     Rio Tinto 2009 Notice of annual general meeting

directors, and amend article 78 of Rio Tinto plc’s articles of association to make it clear that non executive directors are not to be paid retirement benefits.
Rio Tinto will disregard any votes cast on this resolution by any director and any of their respective associates. This does not apply to votes cast by those directors or associates as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form, or votes cast by such a director or associates who chairs the meeting, as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Resolution 10 – Renewal of authority to buy back shares held by Rio Tinto plc
Consistent with its practice in prior years, the board is seeking renewal of the shareholder approval to buy back up to all the ordinary shares held by Tinto Holdings Australia Pty Limited (“THA”) in Rio Tinto Limited under a selective buyback agreement. THA is a wholly owned subsidiary of Rio Tinto plc that currently holds approximately 37.4 per cent of the ordinary shares in Rio Tinto Limited (“Ordinary Shares”)1.
Such authority has been in place since 1998 and is regularly renewed by Rio Tinto Limited to maintain flexibility in its capital management programme. The authority was last renewed at the 2008 annual general meeting, though no shares were bought back under last year’s authority.
The directors will only proceed with any buybacks under this authority if they believe them to be in the best interests of shareholders. The directors consider that it is appropriate to maintain the flexibility to undertake buybacks should this be desirable from a capital management perspective in the next 12 months.
The terms of the selective buybacks from THA the subject of resolution 10 are set out in the draft buyback agreement entitled “2009 RTL-THA Agreement”. In summary, Rio Tinto Limited will be able to buy back, from time to time, such number of Ordinary Shares as nominated by Rio Tinto Limited, up to all the Ordinary Shares held by THA. The directors would only nominate such number of Ordinary Shares to be bought back as they considered was in the best interests of Rio Tinto Limited. Shares bought back from THA under this authority would be bought back at a price to be agreed between Rio Tinto Limited and THA at the time, provided that the price per share is not greater than the average market price
(as that term is defined in the Listing Rules of the ASX) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX before the day on which the shares are to be purchased.
The consideration would be cash, securities or such other valuable consideration as is agreed. Given the dual listed companies structure, the consideration for any buybacks from THA would remain within the Rio Tinto Group and, if funded by borrowings, would only be undertaken to the extent that they would not have a material adverse effect on gearing or interest cover. Accordingly, any such buybacks are not expected to have any adverse effect on existing operations or current investment plans.
The continued ability to buy back shares held by THA facilitates the management of the Rio Tinto Group’s cash resources and financing and such buybacks would not have any material effect on the control of the Rio Tinto Group.
The Board of Taxation completed its review of the taxation treatment of off-market share buybacks and provided its report to the Treasurer in June 2008. However, the outcome of that review, including any proposed government response, is not known. Any decision to proceed with any buybacks would take into account the outcome of that review if known at that time. Accordingly, the following comments are based on the law as it currently stands.
For Australian taxation purposes, a buyback from THA would constitute an ‘off-market’ buyback. As such, the price paid would have two components for Australian tax purposes: a capital component and a deemed dividend component. If the deemed dividend component was franked, the effect would be to reduce Rio Tinto Limited’s available franking credits, though the board would only undertake buybacks where it would expect Rio Tinto Limited to continue to be in a position to fully frank its dividends for the reasonably foreseeable future.
Rio Tinto is seeking approval from the Foreign Investment Review Board for any buybacks under resolution 10. Resolution 10 is to be voted on by Rio Tinto Limited’s shareholders only. THA and its associates will not vote on this resolution.
Resolution 11 – Amendments to the Rio Tinto Limited constitution and adoption and amendment of new Rio Tinto plc articles of association
It is proposed in this resolution to adopt new articles of association for Rio Tinto plc (the “New RTP Articles”) in order to update Rio Tinto plc’s current articles of association (the “Current RTP Articles”), primarily to take account of changes in English company law brought about by the UK Companies Act 2006. The UK Companies Act 2006 is being implemented in phases, with a number of provisions having been implemented already and the final phase coming into effect on 1 October 2009. Accordingly, the New RTP Articles would be adopted as of the close of the annual general meeting of Rio Tinto Limited on 20 April 2009, and further amendments would become effective on 1 October 2009, when all the provisions of the Companies Act 2006 are in force. In order that the constitution of Rio Tinto Limited reflects the changes to the Current RTP Articles, it is proposed that amendments, to the extent appropriate, be made to the current constitution of Rio Tinto Limited (the “Current RTL Constitution”) at the same time.
In addition to the changes in light of the UK Companies Act 2006, further changes to Rio Tinto plc’s articles of association and the constitution of Rio Tinto Limited are proposed in order to update and simplify the constitutional documents of Rio Tinto plc and Rio Tinto Limited or to reflect changes in market practice.
An explanation of the effect of the adoption and subsequent amendment of the New RTP Articles and of the proposed amendments to the Current RTL Constitution is set out in the table below. The table summarises the principal changes only. Other changes, which are of a minor, technical or clarifying nature, and also some more minor changes which merely reflect changes made by the UK Companies Act 2006, have not been noted in the table below. The New RTP Articles and the amended version of the Current RTL Constitution, marked to show all the changes, are available for inspection as noted on page 4 of this document.
If the proposed amendments are made to the Current RTP Articles and the Current RTL Constitution, there will be a number of consequential changes to the RTL Shareholder Voting Agreement, RTP Shareholder Voting Agreement and DLC Merger Sharing Agreement to reflect those amendments. These changes would all be of a formal or technical nature only and are not materially prejudicial to shareholders in Rio Tinto plc or in Rio Tinto Limited.

1.	As at 2 March 2009, Rio Tinto Limited had 456,815,943 Ordinary Shares on issue, of which 171,072,520 were held by THA. The closing price of Ordinary Shares on that date on the ASX was A$44.23.
Rio Tinto 2009 Notice of annual general meeting      7

Explanatory notes continued

Resolution 11 – Amendments to the constitution of Rio Tinto Limited and adoption and amendment of new Rio Tinto plc articles of association
Amendments to take effect on 20 April 2009

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

Rule 10	Article 9	Directors’ authority and power to allot and issue shares	In the New RTP Articles, the provisions relating to the directors’ power to allot shares have been updated to reflect changes made by the UK Companies Act 2006. The definition of the period for which the directors are granted authority to allot shares has also been updated to reflect the current law. An ordinary resolution will be required to authorise the directors to allot shares and a special resolution will be required to disapply statutory pre-emption rights. New sections 80 and 89 Amounts (which will be referred to as Sections 551 and 561 Amounts respectively, under the UK Companies Act 2006) have also been proposed (in broad terms these are, respectively, an amount of unissued share capital that Rio Tinto plc may allot generally, and an amount of unissued share capital that Rio Tinto plc may allot for cash without regard to statutory pre-emptive rights). It is proposed to update the wording used in the equivalent provision of the RTL Constitution which gives the board the power generally to issue and allot shares, grant options over, or otherwise dispose of, shares as it sees fit.

Rules 14(f), 74(a), 76	N/A	Introduction of provisions to permit direct voting by shareholders	These amendments are proposed to facilitate the introduction of “direct voting” by shareholders (i.e the ability to vote directly on a resolution, without being at a meeting or appointing a proxy). The amendments empower the board to establish rules to implement direct voting.

Rules 16, 52, 53, 56	Article 5	Power to alter or reduce share capital	Under English law currently in force, a company requires specific enabling provisions in its articles to consolidate or sub-divide its shares, to purchase its own shares and to reduce its share capital or other undistributable reserves as well as shareholder authority to undertake the relevant action. The Current RTP Articles include these enabling provisions. Under the UK Companies Act 2006 a company will only require shareholder authority to do any of these things and it will no longer be necessary for articles to contain enabling provisions. Accordingly the relevant enabling provisions in article 5 have been amended.

It is proposed to amend the provisions in the RTL Constitution dealing with alterations of share capital to permit the Company to make alterations to, and repayments of, share capital in the manner and as permitted by the Corporations Act.

Rule 57	N/A	Provision to allow annual general meetings to be held by the use of new technologies	The RTL Constitution requires the Company to hold annual general meetings at a time and place determined by the board. The proposed amendment to the RTL Constitution is to provide flexibility to hold general meetings in more than one place using such technologies as may be available to allow members a reasonable opportunity to participate. These amendments are consistent with the Current RTP Articles.

Rule 68	Article 62	Removal of chairman’s casting vote at a general meeting	The Current RTP Articles and RTL Constitution provide that, in the case of an equality of votes at a general meeting, the chairman of the meeting has a casting vote. This provision is being removed as it is no longer considered appropriate. The removal of this provision will mean that an ordinary resolution will need to be passed by a simple majority of votes cast on a poll, and that if an equal number of votes is cast on a poll both for and against an ordinary resolution, the resolution will not be passed.

Rules 71, 74, 77	Articles 60, 63 and 66-71	Updating of provisions concerning the voting rights of members to reflect changes to UK company law	These amendments are proposed to the New RTP Articles to reflect changes in UK companies legislation. Under the UK Companies Act 2006, proxies are entitled to speak at a meeting and to vote on a show of hands, whereas under the Current RTP Articles proxies are not entitled to speak at a meeting and are only entitled to vote on a poll. The time limits for the appointment or termination of a proxy appointment have been altered by the UK Companies Act 2006 so that the articles cannot provide that they
8     Rio Tinto 2009 Notice of annual general meeting

Amendments to take effect on 20 April 2009 continued

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

should be received more than 48 hours before the meeting or, in the case of a poll taken more than 48 hours after the meeting, more than 24 hours before the time for the taking of a poll, with weekends and bank holidays being permitted to be excluded for this purpose. Multiple proxies may be appointed provided that each proxy is appointed to exercise the rights attached to a different share held by the shareholder. Multiple corporate representatives may also be appointed. The New RTP Articles reflect all of these new provisions. For consistency, the RTL Constitution will be amended to link the time limit for lodgement of proxies to the time limit set out in the Corporations Act, and to permit proxies to vote on a show of hands.

Rules 85, 96(a), (b)	Article 82	Updating directors’ retirement by rotation provisions consistent with ASX Listing Rules	To reflect the current Australian Securities Exchange (ASX) Listing Rule requirements, the proposed new provisions in the RTL Constitution continue to require that each director shall retire at the annual general meeting held in the third calendar year following the year in which he or she was elected or last re-elected. The new provisions also continue to provide that an election of directors must be held each year, but the existing additional requirement that one third of directors retire by rotation at each annual general meeting is proposed to be deleted as that is no longer required by the ASX Listing Rules. Changes are proposed in the New RTP Articles to ensure consistency with the RTL Constitution.

Rules 96, 97	Article 80	Simplification of provisions relating to the appointment of alternate directors and removal of age limit for directors	The New RTP Articles simplify and clarify the provisions relating to the appointment of alternate directors who may attend and vote at board meetings in place of directors who are not able to be present. The Current RTP Articles contain a provision limiting the age at which a director can be appointed. Such a provision could now fall foul of the UK Employment Equality (Age) Regulations 2006 and so has been removed from the New RTP Articles. These amendments have also been proposed for the RTL Constitution for consistency.

Rule 96(f)	Article 87	Alteration of the time period for nomination of directors to the boards of Rio Tinto Limited and Rio Tinto plc consistent with the ASX Listing Rules	Following amendments to the ASX Listing Rules which permit the date by which nominations of directors to the board of a company must be received to be specified in a company’s constitution, it is proposed to alter the period within which nominations of a director to the board of Rio Tinto Limited or Rio Tinto plc must be made, from (subject to the ASX Listing Rules) not less than 35 business days nor more than 55 business days before the earlier of the general meetings of the companies to not less than 45 business days nor more than 65 business days before the earlier of the general meetings of the Companies. These changes are proposed to be made to both the RTL Constitution and the New RTP Articles.

Rules 118A, 133, 134, 136, 137 and 140	Articles 133- 139	Addition of provisions to facilitate electronic communications with shareholders	It is proposed to amend articles 133-139 of the Current RTP Articles in line with the new company communications provisions in the UK Companies Act 2006. Shareholders in Rio Tinto plc approved the use of electronic communications under these provisions at the annual general meeting in 2008. The New RTP Articles contain the detailed provisions setting out how Rio Tinto plc may communicate with its shareholders electronically. Similar amendments are also proposed to the RTL Constitution for consistency.

Rule 107	Article 98	Updating of provisions regulating internal processes	The proposed amendments make it clear that acts done by the board or a committee of the board remain valid even if there is found to be a defect in the appointment of a member of the board or a committee. The current provisions also apply to acts of a director invalidly appointed, but that would be deleted.

Rio Tinto 2009 Notice of annual general meeting      9

Explanatory notes continued

Amendments to take effect on 20 April 2009 continued

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

Rules 121, 123, 127	N/A	Payment of dividends	The proposed changes to the RTL Constitution clarify the provisions which allow the board to direct the payment of dividends to shareholders from particular sources, pay dividends by electronic funds transfer and pay dividends other than in cash, including by way of distribution of specific assets. It is also proposed to update the provisions governing the board’s ability to establish dividend reinvestment plans and, in particular, expressly contemplate that under such a plan shares may either be issued or purchased on-market.

Rule 144	Article 143	Amendments to directors’ indemnity provisions	Recent changes in UK company law have changed the scope of indemnity that may be offered by companies to their directors. The changes in article 143 of the New RTP Articles allow Rio Tinto plc to indemnify the trustees of the Group’s pension schemes and also to provide defence funding to directors who are subject to legal proceedings in relation to their duties. Amounts paid to directors to fund such a defence must be paid back if a claim or prosecution is decided against the director.

Similar changes are being proposed to the RTL Constitution for consistency including indemnifying directors for legal costs incurred in defending any legal proceedings in relation to their duties. Any indemnity is only permitted to the extent allowed by law. The proposed new provisions expressly authorise Rio Tinto Limited to indemnify officers against liability incurred in that capacity both during, and after they leave office, to execute any documentary indemnity in favour of any officer and to allow former directors to be given access to board papers.

Rule 145	Article 64	Amendments to change of control provisions to clarify their operation and update statutory references	Certain clarificatory and technical changes are proposed to the change of control provisions in the RTL Constitution and the New RTP Articles. A number of the proposed amendments are to update the provisions for changes in UK and Australian corporate law, and others are to clarify the operation of the provisions.

Article 64 of the Current RTP Articles includes a definition of interests in ordinary shares for the purposes of the provisions which apply in the event of a possible change of control of Rio Tinto plc. The Current RTP Articles rely on a definition of “interests” in shares from the UK Companies Act 1985 which, until recently, was used as the basis for the statutory provisions requiring notification of major interests by shareholders to public companies. This was a broad definition, but a number of categories of interest were carved out and were not required to be notified. The Current RTP Articles extended the range of interests required to be disclosed beyond that required under the statute to include “Additional Interests”. Examples of Additional Interests include interests held through discretionary trusts and interests held through unit trusts etc. The statutory provisions requiring notification of interests in shares have now been replaced by the UK Disclosure and Transparency Rules, which rely on different definitions. It is proposed that, under the New RTP Articles, the same definition of “Interests” in shares is retained, but by reference to the UK Companies Act 2006 rather than the UK Companies Act 1985. It is also proposed that certain further changes be made to conform article 64 with changes proposed to be made to rule 145 of the RTL Constitution (described below).
Rule 145 of the RTL Constitution is broadly designed to ensure that a person may only acquire interests in or entitlements to Rio Tinto Limited or Rio Tinto plc shares above specified thresholds if they are a Permitted Person, which includes a person who makes an offer for the shares in both companies with an acceptance condition of at least 50% in relation to each company. If a person who is not a Permitted Person acquires interests in or entitlements to Rio Tinto Limited or Rio Tinto plc shares above the specified thresholds,

10     Rio Tinto 2009 Notice of annual general meeting

Amendments to take effect on 20 April 2009 continued

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

the directors are required to serve a notice on the person which has the effect of suspending the dividend and voting rights attaching to those shares and requiring their divestment within a specified period of time. This rule is not intended to require the boards to serve such notices in respect of shareholders who elect to accept any relevant offer for their shares during a period within which offers for shares in both Rio Tinto Limited and Rio Tinto plc remain open for acceptance. The proposed amendments would make that clear.

The definition of “Permitted Holding” carves out certain interests in shares in the Company from the shareholding prohibition described above. Any person who is entitled to exercise or control the exercise of 20% or more of the vote at a meeting of a Permitted Person, and who is therefore deemed to have the same interest in Rio Tinto Limited or Rio Tinto plc as the Permitted Person has, is permitted to have that interest in Rio Tinto Limited or Rio Tinto plc. However, under the current drafting, there may be an unintended reading of the rule such as to permit a person to acquire 20% of the voting power in Rio Tinto plc without also seeking to acquire control of Rio Tinto Limited. This reading would be contrary to the intention of the provision and the operation of the Corporations Act as it applies to Rio Tinto. Accordingly, the proposed amendments are designed to remove this potential unintended reading from the present drafting of the clause.

The RTL Constitution and Current RTP Articles currently include a regime extending the obligations of shareholders to notify the Company of certain categories of interests in, and entitlements to, shares beyond those required to be notified to Rio Tinto Limited by the Corporations Act or to Rio Tinto plc under UK law. It is proposed to amend the provisions to remove this additional notification requirement, so that the operation of the provisions is consistent with applicable legislation.

N/A	Article 8	Authorisation for board to determine terms of issue of redeemable shares	At present if a company wishes to issue redeemable shares, it must include in its articles the terms and manner of redemption. The UK Companies Act 2006 enables directors to determine such matters instead, provided they are so authorised by the articles. Article 8 of the New RTP Articles contains such an authorisation. Rio Tinto plc has no plans to issue redeemable shares but if it did so the directors would need shareholders’ authority to issue new shares in the usual way.

N/A	Articles 31-33	Variation of rights	Articles 31-33 of the Current RTP Articles contain provisions regarding the variation of rights. The proceedings and specific quorum requirements for a meeting convened to vary class rights are contained in the UK Companies Act 2006. The relevant provisions have therefore been amended in the New RTP Articles.

N/A	Article 48	Shortening the period of notice for convening general meetings	It is proposed to amend the provisions in the Current RTP Articles dealing with the convening of general meetings and the length of notice required to convene general meetings to conform to new provisions in the UK Companies Act 2006. In particular, a general meeting to consider a special resolution can be convened (subject to passing an approving resolution at the preceding annual general meeting of the company) on 14 days’ notice whereas previously 21 days’ notice was required. No changes are proposed to the notice requirements for Rio Tinto Limited general meetings.

N/A	Article 55	Form of resolution	The Current RTP Articles contain a provision that, where for any purpose an ordinary resolution is required, a special or extraordinary resolution is also effective. This provision is being amended as the concept of extraordinary resolutions has not been retained under the UK Companies Act 2006.

Rio Tinto 2009 Notice of annual general meeting      11

Explanatory notes continued

Amendments to take effect on 20 April 2009 continued

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

Various	Various	Updating and modernising provisions	As part of the review of the RTL Constitution and the RTP Articles, a number of other consequential or technical amendments are being proposed to reflect current practice and law or to clarify the operation of certain rules. For example, changes are proposed to reflect the diminishing use of share certificates and written share transfers in Australia in favour of uncertificated holdings and share transfers.

Amendments to take effect on 1 October 2009

Rule in RTL Constitution	Article in RTP Articles	Proposed Change	Reason for Change

Memorandum of association	Memorandum of association	Deletion of the objects clause from the RTP memorandum of association, deletion of the memorandum of association from the Rio Tinto Limited constitution and consequential amendments	The memorandum of association of each of the Companies includes, among other things, the objects clause which sets out the scope of the activities the Company is authorised to undertake. This is drafted to give a wide scope.

Consistent with earlier reforms to the Australian corporations legislation, the recently enacted UK Companies Act 2006 significantly reduces the constitutional significance of a company’s memorandum. The UK Companies Act 2006 provides that a memorandum will record only the names of the original subscribers and the number of shares each subscriber agreed to take in the company on incorporation. Under the UK Companies Act 2006, the objects clause and all other provisions which are currently contained in a company’s memorandum will be deemed to be contained in a company’s articles of association, but the company can remove these provisions by special resolution.

Further, the UK Companies Act 2006 states that unless a company’s articles provide otherwise, a company’s objects are unrestricted. This abolishes the need for companies to have objects clauses.

Rio Tinto plc is proposing to remove its objects clause to allow it to have the widest possible scope for its activities, save that the relevant parts of clause 4(A) of the RTP memorandum, which relate to the powers to operate and carry into effect the dual listed company structure, be preserved by their inclusion in article 105 (Powers and obligations in relation to the Sharing Agreement).

Similarly and for consistency with Rio Tinto plc’s articles of association, the memorandum of association is also proposed to be deleted from the RTL Constitution save for clauses 2(1), 5 and 6, which relate to the powers to operate and carry into effect the dual listed company structure, and preserve the integrity of the dual listed company voting arrangements. These provisions are to be incorporated into rules 7 and 111 of the RTL Constitution.

N/A	Articles 3, 4	Authorised share capital and unissued shares	The UK Companies Act 2006 abolishes the requirement for a company to have an authorised share capital. Rio Tinto plc is proposing changes to articles 3 and 4 of the RTP Articles to reflect this. Directors will still be limited as to the number of Rio Tinto plc shares they can at any time allot because allotment authority continues to be required under the UK Companies Act 2006. Rio Tinto plc intends to renew this authority at each annual general meeting as is consistent with corporate governance best practice.

12     Rio Tinto 2009 Notice of annual general meeting

Shareholder information

Shareholders
Please contact the registrar if you have
any queries about your shareholding.
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne Victoria 3001
Telephone: +61 (0) 3 9415 4030
Facsimile: 1800 783 447 (within Australia) or
                  +61 3 9473 2555 (outside Australia)
Australian residents only,
Toll free: 1800 813 292
Website: www.computershare.com
Registered Office
Rio Tinto Limited
Level 33, 120 Collins Street
Melbourne, Victoria 3000
ABN: 96 004 458 404
Telephone: +61 (0) 3 9283 3333
Facsimile: +61 (0) 3 9283 3707
Website: www.riotinto.com

Notice of annual general meeting 2009